

Jason Gabauer · 3rd

Chief Financial Officer

Naples, Florida, United States · 500+ connections · **Contact info**

 **T4L**

Hodges University

Experience

Chief Financial Officer
T4L
Sep 2020 – Present · 3 mos
Naples, Florida, United States

Chief Financial Officer
Gravitas Infinitum
Dec 2019 – Present · 1 yr
Naples, Florida Area

Joined Gravitas in January 2020 as the CFO. Gravitas is taking advantage of unprecedented opportunities in the "New Hemp Economy". Positioned as a Nexus in the Hemp Industry, Gravitas is positioned to benefit from both supply and demand side needs. Our 3 main core competencies are; 1. Hemp Processing with our proprietary zero waste technology, ...**see more**

Halstatt, LLC
5 yrs 10 mos

 **VP of Finance**
Apr 2018 – Dec 2019 · 1 yr 9 mos
Naples, FL

• Created a new US based tax-exempt fund structure to secure a $12.5 million commitment to the fund from a group that had decided to not invest. This structure led to the group investing and Halstatt using the structure to secure $26 million in total through this structure.
• Developed new program for managing and budgeting expenses for Halstatt as the ...**see more**

Controller
Mar 2014 – Apr 2018 · 4 yrs 2 mos
Naples, Florida Area

• Responsible for building out entire finance, accounting and HR operation for Halstatt from the ground up, including but not limited to benefits, internal process, software, hiring staff, audit, tax, valuation etc.
• Lead for back office and administration of the Halstatt Real Estate Funds including ...**see more**

 **Experienced SALT Property Tax Manager**
Grant Thornton LLP
Oct 2012 – Feb 2014 · 1 yr 5 mos
Fort Lauderdale, Florida

• Leader of the compliance and consulting operation for the east coast of the US for Grant Thornton.
• Responsible for daily operations of employees including hiring, annual reviews and coaching.
• Strategically redesigned the compliance and consulting operation to increase effic ...**see more**

Senior Tax Planner - Property Tax Manager
GE Capital
Oct 2011 – Oct 2012 · 1 yr 1 mo
Billings, Montana Area

- Direct 26 employees to complete the Property Tax assessments, disbursements and appeals processes.
- Manage aspects of HR such as interviewing, hiring and performance evaluations.
- Conduct and direct research on complex property tax valuation issues.   ...see more

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Education

Hodges University
MBA, Business
2010 – 2012



Florida State University
BS, Accounting, Finance
1995 – 1999

Skills & endorsements

Auditing · 14

 Endorsed by **Paul Anderson, CPA, Esq., who is highly skilled at this**

 Endorsed by **2 of Jason's colleagues at GE**

Sarbanes-Oxley Act · 13

 Endorsed by **2 of Jason's colleagues at GE**

Accounting · 13

 Endorsed by **Chad Pope, who is highly skilled at this**

 Endorsed by **3 of Jason's colleagues at GE**

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